FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial & Accounting Group

Date: July 29, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2010

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2010

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Three Months Ended June 30, 2010

(1) Consolidated results of operations					(% of change from previous period)
	Net sales		Profit (loss) from operations		Income before income taxes		Net income (loss) attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Three months ended June 30, 2010	313,175	38.9	40,603	—	46,323	—	29,893	—
Three months ended June 30, 2009	225,401	(32.1)	(5,572)	—	703	(98.1)	(460)	—

	Net income (loss) attributable to shareholders of Kyocera Corporation per share -Basic	Net income (loss) attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Three months ended June 30, 2010	162.89	162.89
Three months ended June 30, 2009	(2.50)	(2.50)

(2) Consolidated financial position

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
June 30, 2010	1,805,546	1,378,842	1,319,184	73.1	7,188.25
March 31, 2010	1,848,717	1,407,262	1,345,235	72.8	7,330.14

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2010	—	60.00	—	60.00	120.00
Year ending March 31, 2011	—	—	—	—	120.00

Notes:

1. Dividends per share for the year ending March 31, 2011 are forecasts other than result at end of first quarter.

2. Dividends per share for the year ending March 31, 2011 are forecasted to be 120 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2011

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2011	1,200,000	11.8	122,000	91.0	132,000	117.1	85,000	112.0	463.16

Note:

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2010.

4. Others

(1) Increase or decrease in significant subsidiaries during the three months ended June 30, 2010: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting principles, procedures, and financial statements’ presentation:

(i) Changes due to adoption of new accounting standards : Please refer to the accompanying “3. Other Information” on page 14.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at June 30, 2010	191,309,290 shares at March 31, 2010

(ii) Number of treasury stock:

7,789,597 shares at June 30, 2010	7,788,351 shares at March 31, 2010

(iii) Average number of shares outstanding:

183,519,965 shares in the three months ended June 30, 2010	183,526,997 shares in the three months ended June 30, 2009

Presentation of Situation of Review Procedure

The consolidated financial information included in this Form 6-K is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

With regard to premise of forecasts set forth elsewhere in this Form 6-K, please refer to the accompanying “Forward-Looking Statements” on page 10.

1. Business Results, Financial Conditions and Prospects

(1)  Business Results for the Three Months Ended June 30, 2010

Economic Situation and Business Environment

During the three months ended June 30, 2010 (“the first quarter”), the U.S. economy showed signs of recovery, while Asian economies continued to achieve higher growth, led by China. The financial crisis in Greece, however, triggered fears of a slowdown in the European economy. The Japanese economy as a whole was on a recovery track, due to continued export growth, mainly to Asian countries, coupled with revitalization of corporate production activities, and moderate recovery in personal consumption.

In the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production activities were on an upward trend, particularly for mobile phone handsets, personal computers, and digital cameras.

Consolidated Financial Results

Average exchange rates for the first quarter were ¥92 to the U.S. dollar and ¥117 to the Euro, marking appreciation of ¥5 (approximately 5%) and ¥16 (approximately 12%), respectively, compared with those for the three months ended June 30, 2009 (“the previous first quarter”). As a result, net sales and income before income taxes after translation into yen for the first quarter were down by approximately ¥12.0 billion and ¥5.5 billion, respectively, compared with the previous first quarter.

However, orders were up in both the Components and Equipment Businesses compared with the previous first quarter due to an increase in components demand supported by substantial improvement in the business environment and new product launches in mobile phone handsets. As a result, consolidated net sales for the first quarter increased by ¥87,774 million, or 38.9%, to ¥313,175 million, compared with ¥225,401 million in the previous first quarter.

Coupled with the increase in sales, efforts to enhance profitability, such as reducing costs and improving productivity in each business, culminated in a considerable improvement in profit. As a result, profit from operations for the first quarter amounted to ¥40,603 million, a substantial increase of ¥46,175 million from a loss of ¥5,572 million in the previous first quarter. In addition, income before income taxes totaled ¥46,323 million, an increase of ¥45,620 million from ¥703 million in the previous first quarter. Net income attributable to shareholders of Kyocera Corporation for the first quarter amounted to ¥29,893 million, an increase of ¥30,353 million from a loss of ¥460 million in the previous first quarter.

	Three months ended June 30,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥225,401	100.0	¥313,175	100.0	¥87,774	38.9
Profit (loss) from operations	(5,572)	(2.5)	40,603	13.0	46,175	—
Income before income taxes	703	0.3	46,323	14.8	45,620	—
Net income (loss) attributable to shareholders of Kyocera Corporation	(460)	(0.2)	29,893	9.5	30,353	—
Diluted earnings (loss) per share attributable to shareholders of Kyocera Corporation	(2.50)	—	162.89	—	—	—
Average US$ exchange rate	97	—	92	—	—	—
Average Euro exchange rate	133	—	117	—	—	—

Consolidated Results by Reporting Segment

i) Components Business:

Sales in the Components Business for the first quarter increased by 46.1% to ¥164,437 million, compared with ¥112,588 million in the previous first quarter. Operating profit for the first quarter improved by ¥30,471 million from a loss of ¥2,253 million in the previous first quarter to ¥28,218 million.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic parts and automotive components.

Components demand for industrial machinery, such as semiconductor fabrication equipment and parts for the automotive industry, increased steadily in line with market recovery. As a result, sales in this reporting segment for the first quarter increased significantly compared with the previous first quarter. Operating profit improved substantially from an operating loss in the previous first quarter due largely to sales growth and positive effect from efforts to reduce costs from the previous fiscal year.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages, etc.

Demand for ceramic packages mainly for crystal and SAW devices and for CCD/CMOS image sensors expanded solidly due to an increase in global demand for digital consumer equipment such as digital cameras and increased number of components equipped in line with sophistication of equipment as well as the proliferation of mobile phone handsets in emerging countries. In addition, demand for organic packages mainly for network equipment grew considerably over the previous first quarter, and as a result, overall sales in this reporting segment for the first quarter increased significantly compared with the previous first quarter. Operating profit increased substantially compared with the previous first quarter, due to an increase in sales and an improvement in profitability.

3) Applied Ceramic Products Group

This reporting segment includes solar power generating systems, cutting tools, medical and dental implants, and jewelry and applied ceramic related products.

In the solar energy business, despite an adverse impact from declines in price and the yen’s appreciation, sales increased compared with the previous first quarter due to efforts to increase production capacity and expansion of Kyocera’s worldwide sales network to meet strong demand. In addition, sales in the cutting tool business were up considerably over the previous first quarter due to a recovery in production activities in automotive related markets. As a result, sales in this reporting segment for the first quarter increased significantly compared with the previous first quarter. In addition to the increase in sales, a positive effect of efforts to reduce costs in the previous fiscal year emerged, which led to a considerable increase in operating profit for this reporting segment compared with the previous first quarter.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products and connectors, and thin-film products, such as thermal printheads and liquid crystal displays.

Despite the impact of the yen’s appreciation against the U.S. dollar and the Euro, components demand expanded for digital consumer equipment and for industrial use, prompting growth in orders for major products, which resulted in an increase in sales in this reporting segment for the first quarter compared with the previous first quarter. Operating profit improved significantly from an operating loss in the previous first quarter, due to an increase in sales and enhanced profitability.

ii) Equipment Business:

Sales in the Equipment Business for the first quarter increased by 36.1% to ¥123,221 million, compared with ¥90,559 million in the previous first quarter. Operating profit for the first quarter improved by ¥13,895 million from a loss of ¥3,260 million in the previous first quarter to ¥10,635 million.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets and PHS related products.

Sales in this reporting segment for the first quarter increased significantly compared with the previous first quarter due to sales increase of mobile phone handsets in Japan and an increase in mobile phone handset models marketed outside Japan. Operating profit improved significantly from an operating loss in the previous first quarter, due to positive effect of structural reforms of the mobile phones business overseas in the previous fiscal year, which was reflected in an improvement in profitability.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers, copiers, and digital MFPs.

The harsh business environment continued due to the yen’s appreciation against the U.S. dollar and the Euro and slow recovery in information technology investment by customers in both Japan and overseas. However, sales in this reporting segment for the first quarter increased compared with the previous first quarter, due to robust sales in Europe, mainly in mid-speed and color machines. Operating profit increased significantly compared with the previous first quarter, due to an increase in sales volume of high-value-added products, notably mid-speed machines and color machines, and to the effects of an improvement in profitability, in addition to the increase in sales.

iii) Others:

This reporting segment includes various information and communications technology services and materials for electronic components, etc.

Sales at Kyocera Communication Systems Co., Ltd. increased over the previous first quarter since investment in information technology in the corporate sector was on a recovery track on the back of resurgence in the Japanese economy. In addition, sales at Kyocera Chemical Corporation increased compared with the previous first quarter due to an expansion in production of various types of digital consumer equipment which drove a recovery in demand for materials for the electronic components used in such equipment. As a result, overall sales in this reporting segment for the first quarter increased by 21.7% to ¥32,640 million compared with ¥26,819 million in the previous first quarter. Operating profit improved by ¥1,899 million from a loss of ¥26 million in the previous first quarter to ¥1,873 million, due to an increase in sales and improved profitability.

Net Sales by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥9,267	4.1	¥17,233	5.5	¥7,966	86.0
Semiconductor Parts Group	28,078	12.5	42,808	13.7	14,730	52.5
Applied Ceramic Products Group	29,871	13.2	44,847	14.3	14,976	50.1
Electronic Device Group	45,372	20.1	59,549	19.0	14,177	31.2

Total Components Business	112,588	49.9	164,437	52.5	51,849	46.1
Telecommunications Equipment Group	36,803	16.3	64,756	20.7	27,953	76.0
Information Equipment Group	53,756	23.9	58,465	18.7	4,709	8.8

Total Equipment Business	90,559	40.2	123,221	39.4	32,662	36.1
Others	26,819	11.9	32,640	10.4	5,821	21.7
Adjustments and eliminations	(4,565)	(2.0)	(7,123)	(2.3)	(2,558)	—

Net sales	¥225,401	100.0	¥313,175	100.0	¥87,774	38.9

Operating Profit (Loss) by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2009		2010
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(2,800)	—	¥2,322	13.5	¥5,122	—
Semiconductor Parts Group	1,685	6.0	8,984	21.0	7,299	433.2
Applied Ceramic Products Group	1,125	3.8	7,432	16.6	6,307	560.6
Electronic Device Group	(2,263)	—	9,480	15.9	11,743	—

Total Components Business	(2,253)	—	28,218	17.2	30,471	—
Telecommunications Equipment Group	(5,358)	—	5,132	7.9	10,490	—
Information Equipment Group	2,098	3.9	5,503	9.4	3,405	162.3

Total Equipment Business	(3,260)	—	10,635	8.6	13,895	—
Others	(26)	—	1,873	5.7	1,899	—

Operating profit (loss)	(5,539)	—	40,726	13.0	46,265	—
Corporate	5,111	—	5,865	—	754	14.8
Equity in earnings of affiliates and unconsolidated subsidiaries	1,077	—	202	—	(875)	(81.2)
Adjustments and eliminations	54	—	(470)	—	(524)	—

Income before income taxes	¥703	0.3	¥46,323	14.8	¥45,620	—

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in the Telecommunications Equipment Group increased due to an increase in replacement demand for mobile phone handsets, and sales in the solar energy business in the Applied Ceramic Products Group increased. Sales in the Semiconductor Parts Group also increased due to an increase in components demand for digital consumer equipment. As a result, sales for Japan increased significantly compared with the previous first quarter.

2) United States of America

Sales in the Telecommunications Equipment Group increased due to an increase in sales of mobile phone handsets. Sales in the Electronic Device Group also increased due to an increase in components demand for digital consumer equipment supported by expansion of production activities of such equipment. As a result, sales for the United States of America increased compared with the previous first quarter.

3) Europe

Sales in the solar energy business in the Applied Ceramic Products Group increased, and sales in the Electronic Device Group increased due to an increase in components demand for digital consumer equipment. Sales in the Information Equipment Group also increased. As a result, sales for Europe increased compared with the previous first quarter.

4) Asia

Sales in the Semiconductor Parts Group and the Electronic Device Group increased due to an increase in components demand for digital consumer equipment supported by expansion of production activities of such equipment. As a result, sales for Asia increased compared with the previous first quarter.

5) Others

Sales in the Information Equipment Group increased due to an increase in sales in Australia and South and Central America. Sales in the Semiconductor Parts Group also increased. As a result, sales for Others increased compared with the previous first quarter.

	Three months ended June 30,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥88,014	39.0	¥138,756	44.3	¥50,742	57.7
United States of America	42,800	19.0	56,040	17.9	13,240	30.9
Europe	44,143	19.6	52,898	16.9	8,755	19.8
Asia	38,941	17.3	50,940	16.3	11,999	30.8
Others	11,503	5.1	14,541	4.6	3,038	26.4

Net sales	¥225,401	100.0	¥313,175	100.0	¥87,774	38.9

(2) Consolidated Financial Position

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2010 decreased by ¥351 million to ¥312,775 million compared with those at March 31, 2010.

1) Cash flows from operating activities

Net cash provided by operating activities in the first quarter increased by ¥21,365 million to ¥48,157 million from ¥26,792 million in the previous first quarter. This was due mainly to an increase in net income.

2) Cash flows from investing activities

Net cash used in investing activities in the first quarter increased by ¥21,773 million to ¥25,102 million from ¥3,329 million in the previous first quarter. This was due mainly to a decrease in withdrawals of certificate deposits and time deposits.

3) Cash flows from financing activities

Net cash used in financing activities in the first quarter decreased by ¥1,407 million to ¥13,898 million from ¥15,305 million in the previous quarter. This was due mainly to a decrease in payments of long-term debt.

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Cash flows from operating activities	¥26,792	¥48,157
Cash flows from investing activities	(3,329)	(25,102)
Cash flows from financing activities	(15,305)	(13,898)
Effect of exchange rate changes on cash and cash equivalents	(1,220)	(9,508)
Net increase (decrease) in cash and cash equivalents	6,938	(351)
Cash and cash equivalents at beginning of period	269,247	313,126
Cash and cash equivalents at end of period	¥276,185	¥312,775

(3) Consolidated Forecasts for the Year Ending March 31, 2011 (“fiscal 2011”)

Business performance for the first quarter progressed strongly and Kyocera forecasts a continuation of the favorable business environment in the second quarter as well, with production activities expected to be solid for digital consumer equipment, industrial machinery and in automotive markets. In addition, demand in the solar energy market is also expected to grow further.

However, there are some difficulties to foresee demand trend from the third quarter of fiscal 2011 onward (October 1, 2010 to March 31, 2011). Accordingly, there are no changes to the forecasts of consolidated sales and profits for fiscal 2011 presently, announced on April 27, 2010.

Kyocera has made the revisions to average exchange rates for fiscal 2011 as below in light of exchange rates in the first quarter and forecasted rates from the second quarter onward.

	Results for the year ended March 31, 2010	Forecasts for the year ending March 31, 2011 announced on		Increase (Decrease) to results %
		April 27, 2010	July 29, 2010
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,073,805	¥1,200,000	¥1,200,000	11.8
Profit from operations	63,860	122,000	122,000	91.0
Income before income taxes	60,798	132,000	132,000	117.1
Net income attributable to shareholders of Kyocera Corporation	40,095	85,000	85,000	112.0
Diluted earnings per share attributable to shareholders of Kyocera Corporation	218.47	463.15	463.16	—
Average US$ exchange rate	93	90	88	—
Average Euro exchange rate	131	120	110	—

Notes:

1.	Forecast of earnings per share announced on July 29, 2010 is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2010.
2.	Forecast of earnings per share announced on April 27, 2010 is computed based on the diluted average number of shares outstanding during the year ended March 31, 2010.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components;

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results;

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property;

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales;

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition;

(8)	Inability to secure skilled employees, particularly engineering and technical personnel;

(9)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(10)	Our continuing to hold licenses to manufacture and sell certain of our products;

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration;

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease or war;

(14)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located;

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and costs and expenses to observe the obligations;

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(17)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required; and

(18)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2010		March 31, 2010		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥312,775		¥313,126		¥(351)
Investments in debt securities, current	22,114		11,644		10,470
Other short-term investments	205,524		200,413		5,111
Trade notes receivables	15,573		16,421		(848)
Trade accounts receivables	191,721		190,903		818
Less allowances for doubtful accounts and sales returns	(3,943)		(3,971)		28
Inventories	182,792		177,361		5,431
Advance payments	51,684		52,316		(632)
Deferred income taxes	41,514		40,872		642
Other current assets	35,660		35,370		290

Total current assets	1,055,414	58.5	1,034,455	56.0	20,959

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,242		1,261		(19)
Investments in debt and equity securities, long-term	314,942		370,124		(55,182)
Other long-term investments	10,463		10,534		(71)

Total investments and advances	326,647	18.1	381,919	20.6	(55,272)

Property, plant and equipment:
Land	56,431		56,870		(439)
Buildings	286,570		290,516		(3,946)
Machinery and equipment	683,944		689,608		(5,664)
Construction in progress	8,886		8,842		44
Less accumulated depreciation	(798,130)		(805,737)		7,607

Total property, plant and equipment	237,701	13.2	240,099	13.0	(2,398)

Goodwill	64,885	3.6	67,602	3.6	(2,717)
Intangible assets	47,568	2.6	49,593	2.7	(2,025)
Other assets	73,331	4.0	75,049	4.1	(1,718)

Total non-current assets	750,132	41.5	814,262	44.0	(64,130)

Total assets	¥1,805,546	100.0	¥1,848,717	100.0	¥(43,171)

	June 30, 2010		March 31, 2010		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,523		¥4,073		¥(550)
Current portion of long-term debt	11,145		13,456		(2,311)
Trade notes and accounts payable	95,138		89,750		5,388
Other notes and accounts payable	62,721		63,779		(1,058)
Accrued payroll and bonus	55,546		47,131		8,415
Accrued income taxes	15,288		15,602		(314)
Other accrued liabilities	23,709		26,800		(3,091)
Other current liabilities	32,109		28,721		3,388

Total current liabilities	299,179	16.6	289,312	15.7	9,867

Non-current liabilities:
Long-term debt	24,257		29,067		(4,810)
Accrued pension and severance liabilities	28,421		31,828		(3,407)
Deferred income taxes	59,093		75,619		(16,526)
Other non-current liabilities	15,754		15,629		125

Total non-current liabilities	127,525	7.0	152,143	8.2	(24,618)

Total liabilities	426,704	23.6	441,455	23.9	(14,751)

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	163,073		163,044		29
Retained earnings	1,187,004		1,168,122		18,882
Accumulated other comprehensive income	(95,961)		(51,010)		(44,951)
Treasury stock, at cost	(50,635)		(50,624)		(11)

Total Kyocera Corporation shareholders’ equity	1,319,184	73.1	1,345,235	72.8	(26,051)

Noncontrolling interests	59,658	3.3	62,027	3.3	(2,369)

Total equity	1,378,842	76.4	1,407,262	76.1	(28,420)

Total liabilities and equity	¥1,805,546	100.0	¥1,848,717	100.0	¥(43,171)

Note: Accumulated other comprehensive income is as follows:

	June 30, 2010	March 31, 2010	Increase (Decrease)
	(Yen in millions)
Net unrealized gains (losses) on securities	¥(613)	¥23,468	¥(24,081)
Net unrealized gains (losses) on derivative financial instruments	¥27	¥(82)	¥109
Pension adjustments	¥654	¥1,053	¥(399)
Foreign currency translation adjustments	¥(96,029)	¥(75,449)	¥(20,580)

(2) CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended June 30,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥225,401	100.0	¥313,175	100.0	¥87,774	38.9
Cost of sales	177,624	78.8	218,742	69.8	41,118	23.1

Gross profit	47,777	21.2	94,433	30.2	46,656	97.7
Selling, general and administrative expenses	53,349	23.7	53,830	17.2	481	0.9

Profit (loss) from operations	(5,572)	(2.5)	40,603	13.0	46,175	—
Other income (expenses):
Interest and dividend income	5,023	2.2	5,293	1.7	270	5.4
Interest expense	(757)	(0.3)	(572)	(0.2)	185	—
Foreign currency transaction gains (losses), net	224	0.1	(273)	(0.1)	(497)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	1,077	0.5	202	0.1	(875)	(81.2)
Other, net	708	0.3	1,070	0.3	362	51.1

Total other income (expenses)	6,275	2.8	5,720	1.8	(555)	(8.8)

Income before income taxes	703	0.3	46,323	14.8	45,620	—
Income taxes	289	0.1	14,749	4.7	14,460	—

Net income	414	0.2	31,574	10.1	31,160	—
Net income attributable to noncontrolling interests	(874)	(0.4)	(1,681)	(0.6)	(807)	—

Net income (loss) attributable to shareholders of Kyocera Corporation	¥(460)	(0.2)	¥29,893	9.5	¥30,353	—

Earnings per share:
Net income (loss) attributable to shareholders of Kyocera Corporation:
Basic	¥(2.50)		¥162.89
Diluted	¥(2.50)		¥162.89
Average number of shares of common stock outstanding:
Basic	183,527		183,520
Diluted	183,527		183,520

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

None.

(4) CAUTIONARY STATEMENT FOR SIGNIFICANT CHANGES IN EQUITY

None.

3. Other Information

Change in accounting principles, procedures and financial statements’ presentation:

Recently Adopted Accounting Standards

Kyocera adopted the Financial Accounting Standards Board (“FASB”)’s Accounting Standards Update (“ASU”) No. 2009-16, “Accounting for Transfers of Financial Assets.” This accounting standard codified former Statement of Financial Accounting Standards (“SFAS”) No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140” issued in June 2009 in the Accounting Standards Codification (“ASC”) 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.